Exhibit 99.1

National Energy Services Reunited Corp. Reports Second Quarter 2020 Financial Results

●	Revenue for the second quarter of 2020 is $203 million, growing 27% year-over-year and 2% over the sequential quarter
●	Free cash flow (a non-GAAP measure) for the second quarter of 2020 is $16 million*
●	Net Income for the second quarter of 2020 is $11 million
●	Adjusted Net Income (a non-GAAP measure) for the second quarter of 2020 is $12 million*
●	Adjusted EBITDA (a non-GAAP measure) is $52 million, an increase of 13% year-over-year and 2% over the sequential quarter*
●	Diluted Earnings per Share (EPS) for the second quarter of 2020 is $0.12
●	Adjusted Diluted EPS (a non-GAAP measure), which includes $0.02 per share of Charges and Credits, for the second quarter of 2020 is $0.14*

HOUSTON, August 4, 2020 – National Energy Services Reunited Corp. (“NESR” or the “Company”) (NASDAQ: NESR) (NASDAQ: NESRW), a national, industry-leading provider of integrated energy services in the Middle East and North Africa (“MENA”) and Asia Pacific regions, today reported its financial results for the quarter ended June 30, 2020. The Company posted the following results for the periods presented:

	Three Months Ended			Variance
(in thousands except per share amounts and percentages)	June 30, 2020	March 31, 2020	June 30, 2019	Sequential	Year-over- year

Revenue	$203,249	$199,299	$159,899	2%	27%
Net income	10,536	11,367	11,356	(7)%	(7)%
Adjusted net income (non-GAAP)*	12,342	13,042	16,410	(5)%	(25)%
Adjusted EBITDA (non-GAAP)*	51,841	50,938	45,714	2%	13%
Diluted EPS	0.12	0.13	0.13	(8)%	(8)%
Adjusted Diluted EPS (non-GAAP)*	0.14	0.15	0.19	(7)%	(26)%
Free cash flow (non-GAAP)*	15,948	(14,010)	(48,704)	$29,958	$64,652

*The Company presents its financial results in accordance with generally accepted accounting principles in the United States of America (“GAAP”). However, management believes that using additional non-GAAP measures will enhance the evaluation of the profitability of the Company and its ongoing operations. Please see Tables 1, 2, 3, 4, 5 and 6 below for reconciliations of GAAP to non-GAAP financial measures.

Sherif Foda, Chairman of the Board and CEO of NESR said, “We are very proud of our field personnel’s ability to outperform themselves and deliver another solid quarter, growing both the top and bottom lines, despite the pandemic and economic turmoil experienced around the globe. As the National Champion of MENA, we benefitted from the resilience of our customers and their long-term view. At a time of crisis, differentiation really matters and we believe our talented national teams get the top ranking in everything we do.”

Mr. Foda continued, “Separately, we took control of Sahara Petroleum Services Company S.A.E. (SAPESCO) toward the end of the quarter, expanding our footprint and strengthening our presence in North Africa. SAPESCO adds significant talent to our solid base of best-in-class operations, further enabling our ambitious growth plans for the near future.”

Net Income Results

The Company had net income for the second quarter of 2020 totaling $10.5 million. Net income for the second quarter of 2020, first quarter of 2020, and second quarter of 2019, includes amortization expenses of approximately $3.8 million, per quarter, associated with intangible assets acquired primarily in the 2018 acquisitions of our two initial operating subsidiaries, NPS Holdings Limited and Gulf Energy S.A.O.C. Adjusted net income for the second quarter of 2020 is $12.3 million and includes adjustments totaling $1.8 million (collectively, “Total Charges and Credits”) mainly related to nonrecurring transaction costs associated with the acquisition of SAPESCO in Egypt. A complete list of the adjusting items and the associated reconciliation from GAAP has been provided in Table 1 below in the section entitled “Reconciliation of Net Income and Adjusted Net Income.”

The Company reported $0.12 of diluted earnings per share (“EPS”) for the second quarter of 2020. Adjusted for the impact of Total Charges and Credits, Adjusted Diluted EPS, a non-GAAP measure described in Table 1 below, for the second quarter of 2020 is $0.14.

Adjusted EBITDA Results

The Company produced Adjusted EBITDA of $51.8 million during the second quarter of 2020, growing 13% as compared to $45.7 million in the second quarter of 2019, and improving 2% as compared to $50.9 million in the first quarter of 2020. Second quarter 2020 Adjusted EBITDA includes adjustments for certain Total Charges and Credits (those not related to interest, taxes, and/or depreciation and amortization) of $1.8 million. The Company posted the following results for the periods presented.

(in thousands)	Quarter ended June 30, 2020	Quarter ended March 31, 2020	Quarter ended June 30, 2019
Revenue	$203,249	$199,299	$159,899
Adjusted EBITDA	$51,841	$50,938	$45,714

Production Services Segment Results

The Production Services segment contributed $139.0 million to consolidated revenue for the second quarter of 2020, an improvement of 46% from $95.4 million in the second quarter of 2019 and 4% from $133.2 million in the first quarter of 2020. Segment Adjusted EBITDA, a non-GAAP measure, increased to $40.5 million from $34.1 million in the second quarter of 2019, an improvement of 19%, and flat when compared to the first quarter of 2020. Segment Adjusted EBITDA margins declined 151 basis points as compared to the first quarter of 2020 mainly due to the inclusion of startup costs, associated with the second hydraulic fracturing fleet in Saudi Arabia, in cost of services for the second quarter of 2020. The Production Services segment posted the following results for the periods presented.

(in thousands)	Quarter ended June 30, 2020	Quarter ended March 31, 2020	Quarter ended June 30, 2019
Revenue	$139,034	$133,190	$95,358
Operating income	$20,217	$21,328	$23,192
Adjusted EBITDA	$40,477	$40,788	$34,079

Drilling and Evaluation Services Segment Results

The Drilling and Evaluation (“D&E”) Services segment contributed $64.2 million to consolidated revenue for the second quarter of 2020. Segment Adjusted EBITDA, a non-GAAP measure, totaled $15.8 million in the second quarter of 2020, improving 9% from $14.6 million in the first quarter of 2020. Segment EBITDA margins improved 263 basis points as compared to the first quarter of 2020 mainly due to the favorable mix from logging and thru tubing services.

The D&E Services segment posted the following results for the periods presented.

(in thousands)	Quarter ended June 30, 2020	Quarter ended March 31, 2020	Quarter ended June 30, 2019
Revenue	$64,215	$66,109	$64,541
Operating income	$8,334	$7,868	$9,413
Adjusted EBITDA	$15,847	$14,577	$16,315

Offsetting both the Production Services segment and D&E Services segment results were certain corporate costs, which are not allocated to segment operations.

Balance Sheet

Cash and cash equivalents are $79.3 million as of June 30, 2020, compared to $73.2 million as of December 31, 2019.

Total debt as of June 30, 2020 is $421.6 million with $86.2 million of such debt classified as short-term. Working capital for the Company totaled $141.9 million as of June 30, 2020. Free cash flow, a non-GAAP measure, for the second quarter of 2020 is $16 million, improving by $65 million as compared to the second quarter of 2019 and $30 million over the first quarter of 2020. Net Debt, which is the sum of our recorded Current installments of long-term debt, Short-term borrowings, and Long-term debt less Cash and cash equivalents, totaled $342.3 million as of June 30, 2020 as compared to $336.3 million as of March 31, 2020 and $296.9 million as of June 30, 2019. Net Debt has increased quarter-over-quarter and year-over-year to fund working capital growth, capital expenditures, and the SAPESCO acquisition. A reconciliation of the comparable GAAP measures to Net Debt is provided in Table 6 below, entitled “Reconciliation to Net Debt.”

Conference Call Information

NESR will host a conference call on Tuesday, August 4, 2020, to discuss second quarter financial results. The call will begin at 8:30 AM Eastern Time.

Investors, analysts and members of the media interested in listening to the conference call are encouraged to participate by dialing in to the U.S. toll-free line at 1-877-407-0312 or the international line at 1-201-389-0899. A live, listen-only webcast will also be available under the “Investors” section of the Company’s website at www.nesr.com. A replay of the conference call will be available after the event under the “Investors” section of the Company’s website.

About National Energy Services Reunited Corp.

Founded in 2017, NESR is one of the largest national oilfield services providers in the MENA and Asia Pacific regions. With over 5,000 employees, representing more than 60 nationalities in over 15 countries, the Company helps its customers unlock the full potential of their reservoirs by providing Production Services such as Hydraulic Fracturing, Cementing, Coiled Tubing, Filtration, Completions, Stimulation, Pumping and Nitrogen Services. The Company also helps its customers to access their reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services such as Drilling Downhole Tools, Directional Drilling, Fishing Tools, Testing Services, Wireline, Slickline, Drilling Fluids and Rig Services.

Forward-Looking Statements

This communication contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). Any and all statements contained in this communication that are not statements of historical fact, the impact of the COVID-19 pandemic and the Company’s response to COVID-19, may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this communication may include, without limitation, the plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, the Company’s future financial performance, expansion plans and opportunities, completion and integration of acquisitions, including the SAPESCO acquisition, and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon the Company’s current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation: estimates of the Company’s future revenue, expenses, capital requirements and the Company’s need for financing; the risk of legal complaints and proceedings and government investigations; the Company’s financial performance; success in retaining or recruiting, or changes required in, the Company’s officers, key employees or directors; current and future government regulations; developments relating to the Company’s competitors; changes in applicable laws or regulations; the possibility that the Company may be adversely affected by other economic and market conditions, particularly during extended periods of low oil and gas prices, political disturbances, war, terrorist acts, public health crises and threats, including risks from the coronavirus COVID-19 outbreak, ongoing actions taken by businesses and governments and resulting significant disruption in international economies, international financial and oil markets; international currency fluctuations, business and/or competitive factors; and other risks and uncertainties set forth in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”).

You are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. The Company disclaims any obligation to update the forward-looking statements contained in this communication to reflect any new information or future events or circumstances or otherwise, except as required by law. You should read this communication in conjunction with other documents which the Company may file or furnish from time to time with the SEC.

The preliminary financial results for the Company’s second quarter ended June 30, 2020 included in this press release represent the most current information available to management. The Company’s actual results when disclosed in its Periodic Report on Form 6-K for the quarter ended June 30, 2020 may differ from these preliminary results as a result of the completion of the Company’s financial statement closing procedures, final adjustments, completion of the independent registered public accounting firm’s review procedures, and other developments that may arise between now and the disclosure of the final results.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$ thousands, except share data)

	June 30, 2020	December 31, 2019

Assets
Current assets
Cash and cash equivalents	$79,317	$73,201
Accounts receivable, net	113,454	98,799
Unbilled revenue	126,840	76,347
Service inventories, net	91,764	78,841
Prepaid assets	9,412	9,590
Retention withholdings	49,671	40,970
Other receivables	14,923	14,019
Other current assets	5,158	11,442
Total current assets	490,539	403,209
Non-current assets
Property, plant and equipment, net	458,161	419,307
Intangible assets, net	119,206	122,714
Goodwill	595,706	574,764
Other assets	1,278	2,370
Total assets	$1,664,890	$1,522,364

Liabilities and equity
Liabilities
Accounts payable	$123,213	$65,704
Accrued expenses	49,393	69,137
Current installments of long-term debt	46,372	15,000
Short-term borrowings	39,781	37,963
Income taxes payable	9,138	7,542
Other taxes payable	9,067	7,189
Other current liabilities	71,662	25,601
Total current liabilities	348,626	228,136

Long-term debt	335,457	330,564
Deferred tax liabilities	24,090	26,217
Employee benefit liabilities	18,900	16,745
Other liabilities	25,586	34,230
Total liabilities	752,659	635,892

Commitments and contingencies

Equity
Preferred shares, no par value; unlimited shares authorized; none issued and outstanding at June 30, 2020 and December 31, 2019, respectively	-	-
Common stock, no par value; unlimited shares authorized; 87,495,221 and 87,187,289 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively	801,545	801,545
Additional paid in capital	20,999	17,237
Retained earnings	89,564	67,661
Accumulated other comprehensive income	64	29
Total shareholders’ equity	912,172	886,472
Non-controlling interests	59	-
Total equity	912,231	886,472
Total liabilities and equity	$1,664,890	$1,522,364

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except share data and per share amounts)

	Quarter ended		Year-to-date Period Ended
Description	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Revenues	$203,249	$159,899	$402,548	$311,603
Cost of services	(164,343)	(116,893)	(322,613)	(231,390)
Gross profit	38,906	43,006	79,935	80,213
Selling, general and administrative expense	(17,114)	(17,062)	(35,741)	(30,107)
Amortization	(3,934)	(3,949)	(7,821)	(8,003)
Operating income	17,858	21,995	36,373	42,103
Interest expense, net	(4,165)	(5,750)	(8,675)	(9,680)
Other income / (expense), net	(309)	(438)	(420)	(499
Income before income tax	13,384	15,807	27,278	31,924
Income tax expense	(2,848)	(4,451)	(5,375)	(7,394)
Net income / (loss)	10,536	11,356	21,903	24,530
Net income / (loss) attributable to non-controlling interests	-	-	-	-
Net income attributable to shareholders	$10,536	$11,356	$21,903	$24,530

Weighted average shares outstanding:
Basic	88,232,694	86,896,779	86,896,779	86,895,285
Diluted	88,232,694	86,896,779	86,896,779	86,895,285

Net earnings per share:
Basic	$0.12	$0.13	$0.25	$0.28
Diluted	$0.12	$0.13	$0.25	$0.28

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US$ thousands)

	Year-to-date Period Ended June 30, 2020	Year-to-date Period Ended June 30, 2019

Cash flows from operating activities:
Net income	$21,903	$24,530
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	59,585	38,476
Stock-based compensation	3,760	2,113
Loss (Gain) on disposal of assets	240	(356)
Non-cash interest expense	(125)	2,484
Deferred tax benefit	(2,126)	(1,077)
Allowance for (reversal of) doubtful receivables	(26)	476
Provision for obsolete service inventories	614	1,057
Other operating activities, net	219	(1,848)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	1,887	(41,440)
(Increase) in inventories	(7,883)	(7,964)
Decrease (increase) in prepaid assets	857	(2,289)
(Increase) in other current assets	(46,533)	(8,651)
(Increase) decrease in other long-term assets and liabilities	(2,140)	702
Increase in accounts payable and accrued expenses	23,185	20,009
(Decrease) in other current liabilities	(818)	(2,050)
Net cash provided by operating activities	52,599	24,172

Cash flows from investing activities:
Capital expenditures	(50,661)	(56,513)
Proceeds from disposal of assets	1,277	1,273
Acquisition of business, net of cash acquired	3,740	-
Other investing activities	(570)	(285)
Net cash (used in) investing activities	(46,214)	(55,525)

Cash flows from financing activities:
Proceeds from long-term debt	15,000	365,000
Repayments of long-term debt	-	(278,039)
Proceeds from short-term borrowings	3,999	-
Repayments of short-term borrowings	(7,131)	(7,013)
Payments on capital leases	(11,180)	-
Payments on seller-provided financing for capital expenditures	(992)	-
Other financing activities, net	-	(3,825)
Net cash (used in) provided by financing activities	(304)	76,123

Effect of exchange rate changes on cash	35	(19)
Net increase (decrease) in cash	6,116	44,751
Cash and cash equivalents, beginning of period	73,201	24,892
Cash and cash equivalents, end of period	$79,317	$69,643

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(Unaudited)

(In US$ thousands except per share amounts)

The Company uses and presents certain key non-GAAP financial measures to evaluate its business and trends, measure performance, prepare financial projections and make strategic decisions. Included in this release are discussions of earnings before interest, income tax and depreciation and amortization adjusted for certain non-recurring and non-core expenses (“Adjusted EBITDA”), net income and diluted earnings per share (“EPS”) adjusted for certain non-recurring and non-core expenses (“Adjusted Net Income” and “Adjusted Diluted EPS,” respectively), as well as a reconciliation of these non-GAAP measures to operating income, net income, and diluted EPS, respectively, in accordance with GAAP. The Company also discusses the non-GAAP balance sheet measure of the sum of our recorded current installments of long-term debt, short-term borrowings, and long-term debt less cash and cash equivalents (“Net Debt”) in this release and provides a reconciliation to the GAAP measures of cash and cash equivalents, current installments of long-term debt, short-term borrowings, and long-term debt to Net Debt.

The Company believes that the presentation of Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS provides useful information to investors in assessing its financial performance and results of operations as the Company’s board of directors, management and investors use Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS to compare the Company’s operating performance on a consistent basis across periods by removing the effects of changes in capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization), items that do not impact the ongoing operations (transaction, integration, and startup costs) and items outside the control of its management team. Similarly, Net Debt is used by management as a liquidity measure used to illustrate the Company’s debt level absent variability in cash and cash equivalents, and the Company believes that the presentation of Net Debt provides useful information to investors in assessing its financial leverage. Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS should not be considered as an alternative to operating income, net income, or diluted EPS, respectively, the most directly comparable GAAP financial measures. Net Debt also should not be considered as an alternative to GAAP measures of cash and cash equivalents, current installments of long-term debt, short-term borrowings, and long-term debt. Finally, Free Cash Flow is used by management as a liquidity measure to illustrate the Company’s ability to produce cash that is available to be distributed in a discretionary manner, after excluding investments in capital assets. Free Cash Flow should not be considered as an alternative to Net cash provided by (used in) operations or Net cash provided by (used in) investing activities, respectively, the most directly comparable GAAP financial measures. Non-GAAP financial measures have important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measure. You should not consider non-GAAP measures in isolation or as a substitute for an analysis of the Company’s results as reported under GAAP.

Information regularly reviewed by the chief operating decision maker for evaluating the financial performance of operating segments is focused on the timing of when the services are performed during a well’s lifecycle. Production Services are services performed during the production stage of a well’s lifecycle. Drilling and Evaluation Services are services performed during the pre-production stages of a well’s lifecycle. The Company believes that the presentation of Segment EBITDA provides useful information to investors in assessing its financial performance and results of operations.

Table 1 - Reconciliation of Net Income and Diluted EPS to Adjusted Net Income and Adjusted Diluted EPS

	Quarter ended June 30, 2020		Quarter ended March 31, 2020		Quarter ended June 30, 2019
	Net Income	Diluted EPS	Net Income	Diluted EPS	Net Income	Diluted EPS

Net Income	$10,536	$0.12	$11,367	$0.13	$11,356	$0.13
Add Charges and Credits:
Transaction and other costs	1,806	0.02	1,675	0.02	5,054	0.06
Total Charges and Credits(1)	1,806	0.02	1,675	0.02	5,054	0.06
Total Adjusted	$12,342	$0.14	$13,042	$0.15	$16,410	$0.19

(1)	In the second quarter of 2020, Total Charges and Credits included $1.8 million mainly related to nonrecurring transaction costs associated with the acquisition of SAPESCO in Egypt. In the first quarter of 2020, Total Charges and Credits included $1.7 million mainly related to nonrecurring transaction costs associated with the acquisition of SAPESCO in Egypt. Similarly, in the second quarter of 2019, Total Charges and Credits included $5.1 million in costs related to integration and restructuring costs, exceptional interest charges, and other discrete provisions.

Table 2 - Reconciliation of Net Income to Adjusted EBITDA

	Quarter ended June 30, 2020	Quarter ended March 31, 2020	Quarter ended June 30, 2019

Net Income	$10,536	$11,367	$11,356
Add:
Income Taxes	2,848	2,527	4,451
Interest Expense, net	4,165	4,510	5,750
Depreciation and Amortization	32,486	30,859	21,285
Charges and Credits impacting Adjusted EBITDA(2)	1,806	1,675	2,872
Total Adjusted EBITDA	$51,841	$50,938	$45,714

(2)	Charges and Credits impacting Adjusted EBITDA are described in Table 1 above. Charges and Credits impacting Adjusted EBITDA exclude items related to interest, income tax and depreciation and amortization.

Table 3 - Reconciliation of Segment EBITDA to Adjusted EBITDA

	Quarter ended June 30, 2020			Quarter ended March 31, 2020			Quarter ended June 30, 2019
	EBITDA	Charges and Credits impacting Adjusted EBITDA	Adjusted EBITDA	EBITDA	Charges and Credits impacting Adjusted EBITDA	Adjusted EBITDA	EBITDA	Charges and Credits impacting Adjusted EBITDA	Adjusted EBITDA
Production Services	$39,572	$905	$40,477	$40,788	$-	$40,788	$33,764	$315	$34,079
Drilling & Evaluation	15,631	216	15,847	14,577	-	14,577	14,943	1,372	16,315
Unallocated	(5,168)	685	(4,483)	(6,102)	1,675	(4,427)	(5,865)	1,185	(4,680)
Total	$50,035	$1,806	$51,841	$49,263	$1,675	$50,938	$42,842	$2,872	$45,714

Table 4 - Reconciliation of Segment EBITDA to Segment Operating Income

	Quarter ended June 30, 2020	Quarter ended March 31, 2020	Quarter ended June 30, 2019
Production Services:
Segment EBITDA	$39,572	$40,788	$33,765
Depreciation and amort.	(19,637)	(19,628)	(11,497)
Other (income)/expense, net	282	168	924
Segment Operating Income	20,217	21,328	23,192
Drilling and Evaluation Services:
Segment EBITDA	15,631	14,577	14,942
Depreciation and amort.	(7,318)	(6,798)	(5,582)
Other (income)/expense, net	21	89	53
Segment Operating Income	8,334	7,868	9,413
Unallocated:
Segment EBITDA	(5,168)	(6,102)	(5,864)
Share-based compensation	(2,125)	(1,634)	(1,373)
Depreciation and amort.	(3,406)	(2,799)	(2,833)
Other (income)/expense, net	6	(146)	(540)
Segment Operating Income	(10,693)	(10,681)	(10,610)
Total Operating Income	$17,858	$18,515	$21,995

Table 5 - Reconciliation of Net cash provided by (used in) operating activities to Free Cash Flow

	Quarter Ended
	June 30, 2020	March 31, 2020	June 30, 2019

Net cash provided by (used in) operating activities	$42,650	$9,949	$(660)
Less:
Capital expenditures	(26,702)	(23,959)	(48,044)
Free cash flow	$15,948	$(14,010)	$(48,704)

Table 6 - Reconciliation to Net Debt

	June 30, 2020	March 31, 2020	December 31, 2019

Current installments of long-term debt	$46,372	$22,500	$15,000
Short-term borrowings	39,781	39,569	37,963
Long-term debt	335,457	323,244	330,564
Less:
Cash and cash equivalents	79,317	49,017	73,201
Net Debt	$342,293	$336,296	$310,326

For inquiries regarding NESR, please contact:

Christopher L. Boone

National Energy Services Reunited Corp.

832-925-3777

investors@nesr.com